UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Noah Holdings Ltd

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

65487X102**

(CUSIP Number)

Yiheng Capital, LLC
101 California Street, Suite 2880
San Francisco, CA 94111
415-582-6360

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
¨  Rule 13d-1(b)
x  Rule 13d-1(c)
¨  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer's American depositary shares, two of which represent one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65487X102	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Yiheng Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 4,497,571
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 4,497,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,497,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.34%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 65487X102	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Yiheng Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 4,497,571
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 4,497,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,497,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.34%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 65487X102	13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Yuanshan Guo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 4,497,571
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 4,497,571

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,497,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.34%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65487X102	13G	Page 5 of 6 Pages

Item 1.

(a)	Name of Issuer Noah Holdings Ltd

(b)	Address of Issuer’s Principal Executive Offices No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, People’s Republic of China

Item 2.

(a)

Name of Person Filing
This Statement is being filed by Yiheng Capital, LLC, a Delaware limited liability company (the “Investment Manager”), Yiheng Capital Partners, L.P., a Delaware limited partnership (the “Partnership”), and Yuanshan Guo, the managing member of the Investment Manager (“Mr. Guo” and, together with the Investment Manager and Partnership, the “Reporting Persons”).

This Statement relates to the American Depository Shares (as defined herein) held for the account of the Partnership. The Investment Manager serves as investment manager to the Partnership. Mr. Guo is the managing member over the Investment Manager. In such capacity, Mr. Guo and the Investment Manager may be deemed to have voting and dispositive power with respect tot he American Depository Shares held for the Partnership.

(b)	Address of the Principal Office or, if none, residence The principal office of each Reporting Person is 101 California Street, Suite 2880, San Francisco, CA 94111

(c)	Citizenship The Investment Manager is a Delaware limited liability company The Partnership is a Delaware limited partnership Mr. Guo is a citizen of the United States of America.

(d)	Title of Class of Securities American Depository Shares, two of which represent one Class A ordinary shares, par value $0.0001 per share

(e)	CUSIP Number 65487X102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	¨	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by Reporting Persons: 4,497,571

(b)	Percent of class: 7.34%

(c)	Number of shares as to which the Reporting Persons have:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 4,497,571.

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 4,497,571.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ¨.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65487X102	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/28/2019 Date

/s/ Yuanshan Guo Signature

Yuanshan Guo / Managing Member Name/Title